UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06029761

rch 30, 2006

Rachel E. Geiersbach
Senior Attorney
Advance Stores Company Incorporated
5673 Airport Road
Roanoke, VA 24012

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/30/2006

Re: Advance Auto Parts, Inc.

Dear Ms. Geiersbach:

This is in regard to your letter dated March 23, 2006 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System for inclusion in Advance Auto Parts' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Advance Auto Parts therefore withdraws its February 28, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

PROCESSED
APR 2 8 2006
THOMSON
FINANCIAL

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Advance Auto Parts™

Advance Stores Company, Incorporated
5673 Airport Road
Roanoke, Virginia 24012

P.O. Box 2710
Roanoke, Virginia 24001
Telephone 540-362-4911

RECEIVED
2006 MAR -6 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Rachel E. Geiersbach
Senior Attorney

Direct 540-561-1632
Fax 540-561-1145
Email
Rachel.Geiersbach@
@advance-auto.com

February 28, 2006

Via Federal Express

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Advance Auto Parts, Inc. – Proposal Submitted by the Office of the Comptroller of the City of New York

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Advance Auto Parts, Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and related materials to be filed and distributed in connection with its 2006 regularly scheduled annual meeting of stockholders ("2006 Proxy Materials") the proposal it received from the Office of the Comptroller of the City of New York ("Comptroller"), which represents that it is the custodian of various retirement and pension funds, who in turn are stockholders of the Company. The Comptroller has requested to have the proposal included in the Company's 2006 Proxy Materials.

Pursuant to Rule 14a-8(j) of the Exchange Act, we are enclosing six copies of each of the following: (i) this letter, (ii) a letter dated February 8, 2006 from the Proponent to the Company containing the Proposal (Exhibit A). By copy of this letter, The Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

For the reasons set forth below, the Company believes that the Proposal may properly be excluded from its 2006 Proxy Materials because the Proponent has failed to satisfy the procedural requirements of Rule 14a-8(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), by failing to submit the Proposal to the Company in a timely manner. The Company respectfully requests that the Staff:

- Concur in the Company's view that the Proposal is properly excludable under Rule 14a-8(e);
- Confirm that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposal from its 2006 Proxy Materials; and

- Waive, pursuant to the "good cause" exception, compliance by the Company with the 80 calendar-day period set forth in Rule 14a-8(j)(1).

Discussion

1. The Proponent has not complied with the procedural requirements of Rule 14a-8(e).

The Company believes that the Proposal may be excluded from its 2006 Proxy Materials because the Company received the Proposal on **February 21, 2006**, several months after the Company's **December 12, 2005** deadline for the submission of stockholder proposals.

Exchange Act Rule 14a-8(e)(2) establishes the deadline by which proposals from stockholders must be submitted for inclusion in a proxy statement to be considered at an annual meeting as "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." As required by Rule 14a-5(e), the Company disclosed this deadline in the Company's 2005 proxy statement under the heading "Stockholder Proposals for 2006 Annual Meeting." This section of the 2005 proxy statement states: "Stockholders intending to present a proposal at the 2006 annual meeting and have it included in our proxy statement for that meeting must submit the proposal in writing at our offices at 5673 Airport Road, Roanoke, Virginia 24012, Attention: Corporate Secretary, on or before December 12, 2005."

The proxy statement for the Company's 2005 regularly scheduled annual meeting of stockholders was released to stockholders on or about April 13, 2005, and the annual meeting was held on May 18, 2005. The proxy statement is also posted on the Company's website. The Company's regularly scheduled 2006 annual meeting of stockholders is currently scheduled for May 17, 2006, which date is within 30 days of the date on which the Company held its 2005 annual meeting of stockholders. Therefore, pursuant to Rule 14a-8(e), the Proposal was required to be received no later than 120 days before the date that definitive proxy materials were distributed to shareholders in connection with the 2005 annual meeting, i.e., which was December 12, 2005.

Because the Proponent has failed to satisfy the timeliness requirement of Rule 14a-8(e), the Proposal may properly be omitted from the Company's 2006 Proxy Materials. *See Time Warner Inc.* (March 22, 2004).

2. The Company has demonstrated good cause for a waiver of Rule 14a-8(j)(1).

The Company also respectfully requests that the Staff waive the requirement under Exchange Act Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) also provides that the "Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline."

The Company's 2006 annual meeting of stockholders is scheduled for May 17, 2006. The Company intends to file its definitive proxy statement and form of proxy for the 2006 annual meeting of stockholders on or about April 12, 2006. The Company received the Proposal on February 21, 2006, which was after the 80-day period preceding the anticipated filing date had commenced. Accordingly, the Company was unable to submit its request for no-action relief no later than 80 calendar days before its planned Proxy Materials filing date.

We believe the Company's no-action request falls within the good-cause exception to Rule 14a-8(j)(1). The Staff has granted no-action relief in connection with requests to waive compliance with the 80 calendar day period required under 14a-8(j)(1) when a company received a shareholder proposal during the 80 calendar period immediately preceding the anticipated date for filing a company's definitive proxy statement and form of proxy. *See, e.g., Sepracor, Inc.* (March 27, 2002)(granting a waiver of the 80 calendar day notice requirement because the company received a shareholder proposal within the 80-day period prior to the filing of its definitive proxy statement and form of proxy). *See also Time Warner, Inc.* (March 22, 2004).

Conclusion

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials and requests that the Staff waive the Company's compliance with the 80-day requirement of Rule 14a-8(j)(1). If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned by telephone at (540) 561-1632 or by facsimile at (540) 561-1145.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the addressed, postage-paid envelope provided for your convenience.

Very truly yours,

Rachel E. Geiersbach
Senior Attorney

C: The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, N.Y. 10007-2341
Attn: Patrick Doherty

Enclosures

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Rec'd 2/21/06
SWW

February 8, 2006

Mr. Erick M. Margolin
Sr. Vice President, General Counsel and
Secretary
Advance Auto Parts
5673 Airport Road
Roanoke, VA 24012

Dear Mr. Margolin:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, Advance Auto Parts, Inc. does not have a policy that explicitly prohibits discrimination based on sexual orientation. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation in its employee policy statement. Over eighty percent of the Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, continually for over a year, of shares of Advance Auto Parts, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty

pd:ma

Enclosures

Advance Auto Parts Sex Orien 06

SEXUAL ORIENTATION NON-DISCRIMINATION POLICY

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS: Advance Auto Parts does not explicitly prohibit discrimination based on sexual orientation;

Over 80% of companies in the Fortune 500 explicitly prohibit discrimination based on sexual orientation;

The hundreds of corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Atlanta, Seattle and Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

Fourteen states, the District of Columbia, and more than 200 cities and counties have laws prohibiting employment discrimination based on sexual orientation;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Task Force study has found that 16% -44% gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend **Advance Auto Parts'** written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and to substantial implement that policy.

STATEMENT: By implementing a written policy prohibiting discrimination based on sexual orientation, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

A:Sex orient reso 2005

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

February 8, 2006

To Whom It May Concern

Re: Advanced Auto Parts Inc. CUSIP#: 00751Y106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from February 8, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund	27,000 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

February 8, 2006

To Whom It May Concern

Re: Advanced Auto Parts Inc. CUSIP#: 00751Y106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from February 8, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	63,676 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

February 8, 2006

To Whom It May Concern

Re: Advanced Auto Parts Inc. CUSIP#: 00751Y106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from February 8, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System	60,718 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

February 8, 2006

To Whom It May Concern

Re: Advanced Auto Parts Inc. CUSIP#: 00751Y106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from February 8, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund	6,300 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

February 8, 2006

To Whom It May Concern

Re: Advanced Auto Parts Inc. CUSIP#: 00751Y106

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from February 8, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System	3,200 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Advance Auto Parts™

Advance Stores Company, Incorporated
5673 Airport Road
Roanoke, Virginia 24012

P.O. Box 2710
Roanoke, Virginia 24001
Telephone 540-362-4911

Rachel E. Gelersbach
Senior Attorney

Direct 540-561-1632
Fax 540-561-1145
Email
Rachel.Gelersbach@
@advance-auto.com

March 23, 2006

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2006 MAR 30 AM 10: 20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: **Withdrawal of Advance Auto Parts, Inc. Request for No-Action Letter Regarding Shareholder Proposal Submitted <u>by the City of New York Office of the Comptroller</u>**

Ladies and Gentlemen:

By letter dated February 28, 2006, Advance Auto Parts, Inc. ("Company") requested a no-action letter with respect to a proposal received from the Office of the Comptroller of the City of New York ("Comptroller"), which represented that it is the custodian of various retirement and pension funds who are stockholders of the Company, to be included in the Company's 2006 proxy materials. By letter dated March 21, 2006, a copy of which is enclosed for your reference, the Comptroller notified the Company that it was withdrawing its shareholder proposal. In turn, the Company hereby withdraws its request that the Staff of the Division of Corporation Finance confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2006 Proxy Materials and

If you require additional information, please do not hesitate to contact the undersigned by telephone at (540) 561-1632 or by facsimile at (540) 561-1145. The contact information for the Comptroller is indicated below.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the addressed, postage-paid envelope provided for your convenience.

Very truly yours,

Rachel E. Geiersbach

Cc to The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street
New York, N.Y. 10007-2341
Attn: Patrick Doherty
Facsimile: (212) 669-4072

Enclosure

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

March 21, 2006

Ms. Rachel E. Geiersbach
Senior Attorney
Advance Stores Company, Inc.
5673 Airport Road
Roanoke, VA 24012

Dear Ms. Geiersbach:

On the basis of the information contained in your letter to the SEC of February 28, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on the implementation of sexual orientation non-discrimination policies that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma

FAX

FROM THE

New York City Office of the Comptroller

Bureau of Asset Management

Date: 3/21/06

Total # of pages including cover page: 2

To: Rachel E. Gerstenbach

Fax #: 540-561-1145

Phone #: 540-561-1622

From: Patrick Doherty

Phone #: 212-669-2657

Fax #:

SPECIAL INSTRUCTIONS